UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 24, 2020

HAPPYNEST REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-4479116
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

132 East 43rd Street, Suite 441
New York, New York 10017
(Full mailing address of principal executive offices)

(718) 384-0678
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share.

Item 8.	Certain Unregistered Sales of Equity Securities

Restricted Stock Award

On July 27, 2020, HappyNest REIT, Inc (the “Company”) granted each of Mr. Allan Grafman and Mr. Justin Algor, newly elected non-employee members of the Board of Directors of the Company (the “Board”), 5,000 restricted shares of common stock, par value $0.0001 per share, of the Company (“Restricted Stock”), in connection with their service as members of the Board. The Restricted Stock was issued pursuant to the 2018 Equity Compensation Plan of the Company.

The Restricted Stock vests ratably over a four (4) year period commencing on July 27, 2020 (“Grant Date”) with twenty-five percent (25%) of the number of shares of Restricted Stock vesting on each one (1) year anniversary of the Grant Date, provided that such grantee continues to provide services to the Company through the applicable vesting date.

The foregoing description of the Restricted Stock is not complete and is qualified in its entirety by reference to the full text of the Form of Restricted Stock Agreement, previously filed as Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed with the U.S. Securities and Exchange Commission on July 12, 2019.

Item 9.	Other Events

On July 24, 2020, Mr. Allan Grafman accepted a position on the Board, where he will serve as an independent director. In addition, Mr. Grafman will serve on the Audit Committee of the Board.

Mr. Allan Grafman, age 66, has served as an officer and/or director of a number of companies over the past 35 years. Since January 1996, Mr. Grafman has served as the chief executive officer of All Media Ventures, which he founded and which assists companies with raising capital, identifying market opportunities, licensing brands and developing business. From September 2005 to September 2013, he served as operating partner of Mercury Capital Partners, a private equity investment fund. From 2002 to 2005, Mr. Grafman served as president of Archie Comics. Mr. Grafman also served as president and chief executive officer of Modelwire from 2000 to 2001. Earlier in his career, Mr. Grafman served as executive vice president and chief financial officer of Hallmark Entertainment, vice president and managing director of Tribune Company and vice president and general manager of Disney/ABC/Capital Cities Cable Television. Mr. Grafman served as chairman of the board of Majesco from May 2007 to December 2014. Mr. Grafman is also active in a number of corporate governance advisory boards, including the National Association of Corporate Directors. Mr. Grafman holds masters degrees in finance and economics from Columbia University, and a bachelor of arts degree from Indiana University in Russian language and literature.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAPPYNEST REIT, INC.

By:	/s/ Jesse Prince
	Name:	Jesse Prince
	Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary
(Principal Executive Officer, Principal Financing Officer and Principal Accounting Officer)

Date: July 28, 2020